FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d -16
Under the Securities Exchange Act of 1934

For the Month of April 2014

Commission file number 000-28884

Eltek Ltd.
 (Name of Registrant)

4 Drezner Street, Sgoola Industrial Zone, P.O. Box 159, Petach Tikva 4910101, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Eltek Ltd.

The following exhibits are attached:

99.1 99.2	Press release re: Eltek Announces Filing of 2013 Annual Report Press release re: Eltek Reports Fourth Quarter and Full Year 2013 Financial Results

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eltek Ltd.
(Registrant)

By:	/s/ Amnon Shemer
Amnon Shemer
Vice President, Finance and
Chief Financial Officer

Dated:  April 29, 2014